UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2019

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to                   .

Commission File Number: 000-54660

LIBERTY TAX SERVICE 401(K) PLAN
(Full title of the Plan)

JTH Tax, LLC.
1716 Corporate Landing Parkway
Virginia Beach, Virginia 23454
(Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

LIBERTY TAX SERVICE 401(K) PLAN

*                                         All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Trustees
Liberty Tax Service 401(k) Plan
Virginia Beach, Virginia

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Liberty Tax Service 401(k) Plan (the “Plan”) as of December 31, 2019 (in liquidation) and 2018 (ongoing), and the related statement of changes in net assets available for benefits for the year ended December 31, 2019 in liquidation, and the related notes, collectively referred to as the “financial statements”. In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 (in liquidation) and 2018 (ongoing), and the changes in net assets available for benefits for the year ended December 31, 2019 in liquidation, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter
As discussed in Notes 1 and 2 to the financial statements, the governing body of Liberty Tax Service 401(k) Plan approved terminating the Plan on December 5, 2019 and management determined liquidation was imminent. As a result, the Plan has changed its basis of accounting from the ongoing basis in presenting the 2018 financial statements to the liquidation basis used in presenting the 2019 financial statements. Our opinion is not modified with respect to this matter.

Supplemental Information
The supplemental information contained in the Schedule of Assets (held at end of year) – Form 5500, Schedule H, Part IV, Line 4i, as of December 31, 2019, referred to as “supplemental information”, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2011.

/s/ Cherry Bekaert LLP
Virginia Beach, Virginia
June 29, 2020

LIBERTY TAX SERVICE 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2019 (IN LIQUIDATION) AND 2018 (ONGOING)

	2019	2018
ASSETS
Investments at fair value	$13,629,037	$12,932,325
Receivables:
Notes receivable from participants	141,237	211,445
Total receivables	141,237	211,445
Total assets	13,770,274	13,143,770
LIABILITIES
Excess contributions payable	8,078	36,881
Net assets available for benefits	$13,762,196	$13,106,889

The accompanying notes to the financial statements are an integral part of these statements.

LIBERTY TAX SERVICE 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS IN LIQUIDATION

YEAR ENDED DECEMBER 31, 2019

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,018,688
Dividends	372,568
Net investment loss	2,391,256
Interest on notes receivable from participants	8,485
Contributions:
Employer	377,480
Participant	1,021,286
Rollover contributions	13,401
Total contributions	1,412,167
Total additions	3,811,908

Deductions from net assets attributed to:
Benefits paid to participants	3,154,294
Administrative expenses	2,307
Total deductions	3,156,601
Net increase	655,307
Net assets available for benefits:
Beginning of year (ongoing)	13,106,889
End of year (in liquidation)	$13,762,196

The accompanying notes to the financial statements are an integral part of these statements.

LIBERTY TAX SERVICE 401(K) PLAN
NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2019 (IN LIQUIDATION) AND 2018 (ONGOING)

Note 1—Description of the Plan

The following brief description of the Liberty Tax Service 401(k) Plan (the “Plan”) is provided for general information purposes only. Reference should be made to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan, established in January 1998, which was amended and restated effective during the 2015 plan year, covering substantially all employees of JTH Tax, LLC. d/b/a Liberty Tax Service (the “Company” or “Employer”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Termination - The governing body of the Plan approved terminating the Plan on December 5, 2019. Plan management considered liquidation to be imminent upon the decision to terminate the Plan. Final distributions will be determined based on all participants being 100% vested and will be made as soon as possible after the termination date.

Participation - Effective February 26, 2015, all active full-time and part-time employees who have attained age 18 are eligible to participate after completing three months of service. Temporary and seasonal employees may not participate in the Plan.

Administration - The Company is the Plan Sponsor and Plan Administrator. The Plan is administered by the Plan Sponsor, which serves without compensation. The Plan Administrator has the overall responsibility and authority as the named fiduciary to manage and control the operations and administration of the Plan and may designate one or more individuals to perform those responsibilities. The Investments of the Plan are held by Bank of America/Merrill Lynch ("BoA/ML"), as Trustee of the Plan. In addition, the Plan has established an ancillary trust to hold the shares of Franchise Group, Inc. common stock investments as described in Note 3. These investments were held by BoA/ML as custodian. Certain administrative functions are performed by employees of the Company. These employees do not receive compensation from the Plan.

Contributions - Participants are automatically enrolled in the Plan when they become eligible with pre-tax contributions set at 2% of compensation, unless the participant elects a different amount or opts out of the Plan. Participants may contribute up to 86% of annual compensation, as defined in the Plan. Participants may also transfer amounts representing distributions from other qualified plans. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Contributions are subject to certain limitations as defined in the Plan and the Internal Revenue Code (“IRC”). The contribution limitation for 2019 was $19,000 and the catch-up contribution limitation was an additional $6,000. Participants direct the investment of their contributions into various investment options. The Plan currently offers various mutual funds, a common collective trust fund, and Franchise Group, Inc. common stock as investment options for participants. Participants direct their investments at all times. In addition, a participant may direct after-tax contributions into Roth 401(k) accounts, subject to certain limits. Roth 401(k) accounts allow participants to elect to be taxed currently on part or all of their contributions made to the Plan. Future distributions of Roth 401(k) contributions and the related earnings are not taxed if certain requirements are met.

The Company makes matching contributions to the Plan equal to 50% of participant’s elective salary deferral not to exceed 3% of each participant’s bi-weekly compensation. Contributions are subject to certain limitations. The matching Company contribution is invested as directed by the participant.

Participant Accounts - Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s matching contributions, and (b) investment earnings (including net appreciation and depreciation in fair value of investments) and charged with an allocation of administrative expenses not paid by the Company. Allocations are based on participant compensation or account balances, as defined by the Plan. The benefit to which the participant is entitled is the benefit that can be provided from the participant’s account at the time of retirement, termination, total disability, or death.

Notes Receivable From Participants - Employees are eligible to borrow up to $50,000 minus the highest outstanding loan balance on the date the loan is requested or at any time during the immediate 12 month period preceding the loan request, or 50% of the vested balance (excluding amounts invested in Franchise Group, Inc. common stock), whichever is less, for any purpose. The loans are secured by the balance in the participant’s account, except for any amounts invested in Franchise Group, Inc. common stock, and bear a fixed interest rate set the time of the application at the Prime Rate, as reported by the Wall Street Journal, plus 1% (5.75% as of December 31, 2019). Loans must be repaid within five years, except in the case of a loan for a principle residence, for which the term may be extended in excess of five years. Principal and interest are paid through bi-weekly payroll deductions.

Vesting - Each participant is fully vested in his or her contributions and Company matching contributions plus actual earnings thereon.

Benefits and Payments - On termination of service due to death, disability, or retirement, a participant receives a lump-sum amount equal to the value of the participant’s vested interest in his or her account, unless the participant elects an annuity option. On termination of service prior to normal retirement age, as defined by the Plan, the participant’s vested account balance is automatically distributed if the vested account balance is under $1,000. If the participant’s vested account balance is over $1,000, the participant may elect to postpone their distribution until normal retirement age, as defined by the Plan. Participants that have reached the age 70½ may be required to take certain minimum distributions, which are paid in annual installments not to extend beyond the participant’s life expectancy. Participants may also withdraw all or any part of their vested account balance after having attained age 59½, incurred a disability, or incurred a financial hardship in accordance with the Plan. For financial hardship payments, only the participant’s elective contributions are available for withdrawal, subject to certain conditions as defined by the Plan. In addition to financial hardship payments, a participant may also receive an in-service distribution from their Company matching contributions if the participant has participated in the Plan for 60 months.

Note 2—Summary of significant accounting policies

Basis of Accounting - The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Management determined that liquidation was imminent upon the governing body's decision to terminate the Plan as described in Note 1. Accordingly, the Plan changed it's basis of accounting from the ongoing basis to the liquidation basis as of and for the year ended December 31, 2019. Management determined that the liquidation value of the Plan's investments approximated their fair value and no adjustment to the carrying amounts was necessary.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Board of Trustees determines the Plan’s valuation policies utilizing information provided by investment advisors, custodians and insurance companies. See Note 5 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recognized when earned. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Benefits Paid to Participants - Benefits are recorded when paid.

Notes Receivable from Participants - Notes receivable from participants are reported at their unpaid principal balances plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the Plan agreement.

Excess Contributions - Contributions received from participants during 2019 are net of an accrual of $8,078 as of December 31, 2019 for the return of excess deferral contributions of certain active participants as required to satisfy the relevant nondiscrimination provisions of the Plan. That amount is also included in the Plan’s statement of net assets available for benefits as excess contributions payable at December 31, 2019. Additionally, the Plan recorded an excess contribution payable of $36,881 as of December 31, 2018 to satisfy similar nondiscrimination provisions for the 2018 Plan year.

Administrative Expenses - Service fees of $35,284 related to maintaining the Plan were paid directly by the Company and are excluded from these financial statements for the year ending December 31, 2019. Fees related to the administration of notes receivable are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Note 3—Related party transactions

On September 19, 2019, the Company changed its name from Liberty Tax, Inc. to Franchise Group, Inc. Certain Plan investments are shares of Franchise Group, Inc. common stock. Franchise Group, Inc. is the parent company of the Plan sponsor. The Plan held 6,356 and 12,030 shares of Franchise Group, Inc. common stock at December 31, 2019 and 2018, respectively, valued at $147,460 and $141,110, respectively. During the years ended December 31, 2019 and 2018, purchases of shares by the Plan totaled 0 and 562, respectively, and sales of shares by the Plan totaled 5,674 and 944, respectively. This investment and transactions in this investment qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

Transactions with the Trustee of the Plan qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA. For the year ended December 31, 2019, total administrative fees paid by the Plan to parties-in-interest were $2,307. Notes receivable from participants are also considered to be party-in-interest transactions because they are transacted with Plan participants.

Note 4—Income tax status

BoA/ML, the Sponsor of the prototype plan adopted by the Plan’s Sponsor, has received a favorable opinion letter from the Internal Revenue Service (the “IRS”) dated March 31, 2014. The Plan’s Sponsor has not submitted its own document to the IRS for a determination letter, but is relying on the letter obtained by BoA/ML. It is the opinion of the Plan Administrator that the Plan and its underlying trust have operated within the terms of the prototype plan and are qualified under the applicable provisions of the IRC.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to audit by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 5—Fair value measurements

Fair value measurements and disclosures provide the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 -Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs that are unobservable inputs for the asset or liability.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2019 and 2018.

Common Collective Trust Fund - Valued at the net asset value ("NAV") of units of a bank collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end funds that are registered with the U.S. Securities and Exchange Commission ("SEC"). These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded and are classified within Level 1 of the valuation hierarchy.

Money Market Funds - This is a public investment vehicle valued using the NAV provided by the administrator of the fund. The underlying assets are generally comprised of U.S. Treasury bills, notes and other obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, and repurchase agreements secured by such obligations or cash. The investment objective of this fund is to seek current income, preservation of capital, and liquidity. This investment has been classified within Level 1 of the valuation hierarchy. There were no assets in the money market fund as of December 31, 2019.

Common Stock of Plan Sponsor Parent Company - Shares of Class A common stock of Franchise Group, Inc. (2019) and Liberty Tax, Inc. (2018), are valued at the quoted price in an active market and classified within Level 1 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019 and 2018:

	Assets at Fair Value at December 31, 2019
	Level 1	Level 2	Level 3	Total

Mutual funds	$12,229,517	$—	$—	$12,229,517
Common stock of Plan Sponsor parent company	147,460	—	—	147,460
Total assets in the fair value hierarchy	$12,376,977	$—	$—	$12,376,977
Investments measured at net asset value				1,252,060
Investments at fair value				$13,629,037

	Assets at Fair Value at December 31, 2018
	Level 1	Level 2	Level 3	Total

Mutual funds	$10,885,684	$—	$—	$10,885,684
Common stock of Plan Sponsor parent company	141,110	—	—	141,110
Money Market	91,332	—	—	91,332
Total assets in the fair value hierarchy	$11,118,126	$—	$—	$11,118,126
Investments measured at net asset value				1,814,199
Investments at fair value				$12,932,325

There were no transfers out of Level 1 to Level 2 during 2019 and 2018. Transfers are recognized at the end of the reporting period.

The following table summarizes investments measured at fair value based on net asset value per share:

	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
December 31, 2019
Morley Stable Asset Fund	$1,252,060	n/a	Daily	30 Days

December 31, 2018
Morley Stable Asset Fund	$1,814,199	n/a	Daily	30 Days

The Morley Stable Asset Fund is a collective investment trust whose objective is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile and liquidity for benefit responsive payments.  The Morley Stable Value Fund invests primarily in a variety of high quality stable value investment contracts as well as cash and cash equivalents.  Unit holders may ordinarily direct the withdrawal or transfer of all or a portion of their investment at net asset value daily.  Withdrawals other than benefit payments and transfers require twelve-month advance written notice.  Certain Plan sponsor-directed actions also require advance written notice and may limit the ability of unit holders to transact at net asset value.  Such events include but are not limited to: (i) Trustee or Plan sponsor-directed reallocation of investments; (ii) company-sponsored layoffs/termination of groups of employees; (iii) disposing of or selling a component of the business which involves the transfer or termination of employees; (iv) terminating the Morley Stable Value Fund as an investment option of the Plan; and (v) terminating the Plan. The Plan Administrator does not believe any events which would limit unit holders to transact at net asset value are probable of occurring.

Note 6—Risks and uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 7—Subsequent events

The 2019 novel coronavirus (or “COVID-19”) has adversely affected, and may continue to adversely affect, economic activity globally, nationally, and locally. Following the COVID-19 outbreak in January 2020, the values of investment securities have shown significant volatility. These economic and market conditions and other effects of the COVID-19 outbreak may have adversely affected the Plan.

On April 28, 2020, the final distribution of participant balances from BoA/ML to Fidelity Investments was completed.

LIBERTY TAX SERVICE 401(K) PLAN
(Employer Identification Number: 54-1828391, PLAN NUMBER: 001)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500, SCHEDULE H, PART IV, LINE 4i

DECEMBER 31, 2019 (IN LIQUIDATION)

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

	Principal Global Investors	Morley Stable Asset Fund	**	$1,252,060
		Mutual funds:
	MFS	MFS Mid Cap Value Fund	**	933,546
	Janus Henderson	Janus Enterprise Fund	**	839,136
	MFS	MFS International Diversification Fund	**	2,550,057
	IShares	IShares S&P 500 Index Fund	**	2,311,599
	MFS	MFS Value Fund	**	1,042,650
	PGIM Investments	Prudential Jennison Growth Fund	**	590,872
	Wells Fargo Funds	Wells Fargo Core Bond Fund	**	3,252,022
	Legg Mason	Clearbridge Small Cap Growth Fund	**	300,760
	Macquarie Investment Mgmt	Delaware Small Cap Value Fund	**	408,875
		Total Mutual Funds		12,229,517

		Common stock of Plan Sponsor Parent Company
*	Franchise Group, Inc.	Class A common stock of Franchise Group, Inc.	**	147,460

*	Plan Participants	Notes receivable from participants, interest rates from 4.25 to 6.25%, with maturities through 2023.	N/A	141,237
				$13,770,274

* Represents party-in-interest.
** Column (d) cost information is not presented as these assets are self-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Liberty Tax Service 401(k) Plan
June 29, 2020
/s/ William B. Harvey
William B. Harvey
Plan Administrator,
JTH Tax, LLC.